SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release dated June 4, 2003
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
—   Press Release dated June 4, 2003.

Press Release

ENEL 1.5 BILLION EURO BOND ISSUE

The issue is in two equal tranches with maturities of 10 and 15 years

Rome, June 4, 2003 – Enel S.p.A. (rated A+ by S&P, A1 by Moody’s) has launched a Euro-denominated, fixed-rate bond issue of a total value of 1.5 billion euro. The issue is in two equal tranches, with maturities of 10 and 15 years. The 10-year bond, issued at 99.900, offers a coupon of 4.25%, corresponding to a spread of 48 basis points on the 10-year swap rate. The 15-year bond, issued at 99.369, offers a coupon of 4.75%, corresponding to a spread of 60 basis points on the 15-year swap rate. Organized and directed by Caboto, Citigroup and Deutsche Bank, the placement met with full success on the market.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli Name: Avv. Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated:  June 4, 2003